Exhibit 4.04

ICOS VISION SYSTEMS CORPORATION NV 2002 STOCK OPTION PLAN

Terms and Conditions of the Personnel Stock Options

1. Definitions

The following terms will have the following meaning:

Affiliated Company	a company affiliated with the Company within the meaning of Article 11 of the Belgian Company Code.

Beneficiary

the person who is indicated in accordance with Article 4.6.2. by the Holder of Personnel Stock Options to exercise the rights of the Holder of Personnel Stock Options attached to the Personnel Stock Options after his death.

Board of Directors	the board of directors of the Company.

Company	ICOS Vision Systems Corporation NV, with registered offices at 3001 Heverlee, Esperantolaan 8 and registered with the registry of commerce of Leuven under number 80.817.

Consultant

a person who is not bound by an Employment Agreement but whose professional activity mainly consists of providing services to the Company or an Affiliated Company on a contractual basis (regardless of whether the service agreement has been concluded with such person or with a legal entity that has undertaken to provide the services of such person).

Date of the Offer	the date on which the proxy holder of the Board of Directors offers the Personnel Stock Options to the Participants in accordance with the second paragraph of Article 3.2.

Director	a director of the Company or an Affiliated Company.

Employment agreement

the agreement within the meaning of the Belgian law of July 3, 1978 on employment agreements pursuant to which a person performs activities in a subordinated relation for the Company or an Affiliated Company, or an agreement under a legal system other than Belgian law that corresponds in substance to an employment agreement.

End of the Agreement	the effective date of the termination, for any or no reason, of the office of Director or the Employment Agreement or the Consultancy agreement between the relevant Participant and the Company or an Affiliated Company, with the exception of a termination that is coupled with a simultaneous employment under a (possibly new) Employment Agreement or a (possibly new) Consultancy agreement or by the (possibly new) appointment as Director.

Exercise Period	the period or periods during which the Holder of Personnel Stock Options may, pursuant to Article 4.5., exercise his vested Personnel Stock Options in order to acquire Shares.

Exercise Price	the price for the acquisition of one Share upon exercise of a Personnel Stock Option.

Holder of Personnel
Stock Options	the person indicated in the Company’s Personnel Stock Option registry as the holder of one or more Personnel Stock Options.

Insider Policy

the “ICOS Vision Systems Corporation NV policy statement on securities trades by Company officers, directors and certain other significant employees”, as (such policy statement shall be) amended from time to time.

Offer	the offer of the Personnel Stock Options of which the Participant is notified in accordance with Article 3.2.

Participant

a person who is associated with the Company or an Affiliated Company by an Employment Agreement and to whom a number of Personnel Stock Options will be offered by the proxy holder of the Board of Directors.

Personnel Stock Option

the right to subscribe for one Share having all characteristics of a “warrant” as such security is regulated in the Belgian Company Code (and as specified by the issue and exercise conditions set out herein) with one exception (namely the provision pursuant to which the obligation of the Company to proceed to the issue of one new Share upon the exercise of a Personnel Stock Option (which is the normal consequence of the exercise of a “warrant”) lapses if, and as of the moment that, the Company, at its own discretion, within a certain period of time as of the exercise has proceeded or has allowed a third party to proceed, to the sale of one existing Share of the Company.

Securities

shares, bonds and other securities whether or not representing the share capital or granting voting rights, as well as securities that entitle to subscribe for or acquire securities or to convert into securities.

Shares	the ordinary shares of the Company.

Subscription form	the form that the Participant must complete and sign for acceptance or refusal of the Personnel Stock Options offered to him/her, and that (in case of acceptance) entails a proxy to subscribe before a notary for the Personnel Stock Options offered to him/her.

2. Number of Personnel Stock Options

Each	Personnel Stock Option shall entitle the Holder thereof to acquire one (1) Share.

Without prejudice to the second paragraph of Article 5, the maximum number of new Shares of the Company that may be issued further to the exercise of the Personnel Stock Options, is 250,000.

3. Offer of, subscription for and vesting of the Personnel Stock Options

3.1 Qualifying persons

The Personnel Stock Options shall be offered to the Participants. The Offer of the Personnel Stock Options will be based on a decision of the proxy holder of the Board of Directors that will determine the identity of Participants in accordance with the recommendation in that respect of the Remuneration Committee of the Company.

The Company shall apply the appropriate tax and social security treatment resulting from the Subscription for free for the Personnel Stock Options by the Participants who are Belgian taxpayers and who accept or do not timely refuse the Offer.

3.2 Offer of Personnel Stock Options to the Participants

The Offer of the Personnel Stock Options will be based on a decision of the proxy holder of the Board of Directors who shall determine, in accordance with the recommendation in that respect of the Remuneration Committee of the Company, the number of Personnel Stock Options that will be offered to each of the Participants.

The Participants will be informed in writing by the proxy holder of the Board of Directors of the Offer that will set out the number of Personnel Stock Options that is offered to the relevant Participant, as well as the issue and exercise conditions of such Personnel Stock Options. A subscription form will be attached to the notification.

3.3 Acceptance/refusal period

All Participants must inform the Company within a period of sixty (60) calendar days as of the Date of the Offer by means of the Subscription form of his/her acceptance or refusal of the Personnel Stock Options offered to him/her. The acceptance may relate to all or part of the Personnel Stock Options offered. In the event of acceptance, the Subscription form must be returned, since such form implies at the same time a proxy (which is necessary) to establish before a notary the subscription for the Personnel Stock Options by the relevant Participants. In the event the Participant who is a Belgian taxpayer, does not inform the Company of his refusal before the expiry of the period of sixty (60) calendar days as of the Date of the Offer by means of the Subscription form, the Personnel Stock Option shall for tax purposes be deemed to have been granted, and therefore give rise to taxation.

3.4 Subscription

After the expiry of the period of sixty (60) calendar days referred to above, the Board of Directors or its proxy holder will, on the basis of the proxies that have been received, proceed within a reasonable period of time to the recordation of the realization of the issue of the Personnel Stock Options for the number of Personnel Stock Options which have been subscribed for by the Participants who have accepted all or part of the Personnel Stock Options offered to them.

In the event the Subscription form (that implies a proxy to establish before a notary the subscription for the Personnel Stock Options by the relevant Participant) has not been returned, the Personnel Stock Options (including those that are deemed to be accepted for tax purposes (see Article 3.3)) can not be deemed to be granted to the Participant as they have not been subscribed for.

3.5 Vesting of the Personnel Stock Options

The Personnel Stock Options for which a Participant has subscribed, shall only be definitively acquired (“vested”), and may therefore become exercisable during the Exercise Periods, under the following conditions precedent (without prejudice to the other issue and exercise conditions of the Personnel Stock Options, such as Article 4.6):

•	25% of the Personnel Stock Options for which the Participant has subscribed, are vested in case the End of the Agreement of the Participant has not yet occurred on December 31, 2003;

•	the next 25% of the Personnel Stock Options for which the Participant has subscribed, are vested in case the End of the Agreement of the Participant has not yet occurred on December 31, 2004;

•	the next 25% of the Personnel Stock Options for which the Participant has subscribed are vested in case the End of the Agreement of the Participant has not yet occurred on December 31, 2005; and

•	the remaining Personnel Stock Options for which the Participant has subscribed are vested in case the End of the Agreement of the Participant has not yet occurred on December 31, 2006.

In case after the application of a percentage to the number of Personnel Stock Options that have not yet been vested, the relevant portion does not result in a whole number, the number of Personnel Stock Options that results from the application of that percentage shall be rounded off to the lower number.

4. Other terms and conditions

4.1 Exercise Price

The Personnel Stock Options may be subscribed for without charge.

4.2 Registered Personnel Stock Options

The Personnel Stock Options are in registered form and shall be entered in the registry of the Personnel Stock Options that is kept at the registered offices of the Company. They cannot be transformed into bearer Personnel Stock Options.

4.3 Exercise Price

The Exercise Price of the Personnel Stock Options shall be the highest of the following closing prices of the Company’s shares: (i) the last closing price preceding the date of the offer (i.e. the last closing price preceding the date of this letter); and (ii) the closing price on the date of the offer. The proxy holder of the Board of Directors who will make the Offer, will include in the Offer the last closing price preceding the Date of the Offer, and will notify the Participants of the closing price of the Date of the Offer as soon as such closing price is published.

In the event a new Share is issued, the Exercise Price will be allocated to the entry “capital” for an amount that is equal to the fractional value of the Shares at the time of the issue of the Shares upon exercise of the relevant Personnel Stock Option. Any remaining amount will be allocated to the entry “issue premium” and will be booked on an unavailable account that will constitute the guarantee of third parties in the same manner as the capital and that can only be decreased or cancelled by way of a decision of the Company’s shareholder meeting taken in accordance with the rules applicable to a capital reduction.

4.4 Term of the Personnel Stock Option

The term of the Personnel Stock Option shall be seven years from the Date of the Offer of the Personnel Stock Options.

4.5 The Exercise Periods

Without prejudice to Article 4.6, the Personnel Stock Options that are vested in accordance with Article 3.5 may only be exercised in accordance with Article 4.9 and the Insider Policy, during a period of fifteen calendar days following the third bank working day after the publication of the results of the Company over the first, respectively third quarter (the “Exercise Period(s)”). The last Exercise Period of the Personnel Stock Options is the last possible full Exercise Period situated within the term of the Personnel Stock Option (the Exercise Period being the period of fifteen calendar days following the third bank working day after the publication of the results of the Company on the first, respectively third quarter). Each Exercise Period shall be closed on the last bank working day of the relevant Exercise Period.

The Holder of Personnel Stock Options is free not to exercise all or part of the vested Personnel Stock Options during an Exercise Period, and to postpone the exercise of the vested Personnel Stock Options that are not exercised to a later Exercise Period, without prejudice, however, to Article 4.6.

The vested Personnel Stock Options that are not exercised at the time the last Exercise Period is closed, will lapse automatically and will be of no value.

The Board of Directors may decide to provide for one or more additional Exercise Period(s), provided that this may not lead to the exercise of Personnel Stock Options at a time that such exercise is not allowed under the Insider policy.

4.6 Exercisability of the Personnel Stock Options: exceptions and restrictions

4.6.1 End of the Agreement for certain reasons

In case the End of the Agreement with the Participant who is also Holder of Personnel Stock Options, occurs before the exercise of Personnel Stock Options, because of gross negligence (“zwaarwichtige reden”) on account of the Director, a serious cause on account of the employee bound by an Employment Agreement or breach of contract on account of the Consultant, the Personnel Stock Options (whether or not vested) that are not yet exercised at that time and that belong to the relevant Participant who is also

Holder of Personnel Stock Options, will lapse automatically and become of no value, except if the Board of Directors upon the End of the Agreement decides that all or part of the Personnel Stock Options of the Participant, notwithstanding the End of the Agreement because of the aforementioned reasons, do not lapse and remain exercisable in accordance with the other exercise conditions of the Personnel Stock Options; the Board of Directors in this connection may in addition decide that all or part of the Personnel Stock Options that were not yet vested at the End of the Agreement because of the aforementioned reasons, are deemed to be vested.

4.6.2 Death

Upon the death of a Holder of Personnel Stock Options before the Exercise of Personnel Stock Options, the Personnel Stock Options that at the time of his death are vested and not yet exercised, are transferred to the Beneficiary of the Holder of Personnel Stock Options and such Personnel Stock Options may be exercised by the Beneficiary at the time and in accordance with the terms and conditions set out in the issue conditions of the Personnel Stock Options. The Personnel Stock Options that are not vested at the time of death will lapse and be of no value, except if the Board of Directors, upon the End of the Agreement for reason of death decides that all or part of the Personnel Stock Options that at the End of the Agreement for reason of death are not yet vested, are deemed to be vested.

A Holder of Personnel Stock Options may only designate his spouse and/or one or more other legal successors as Beneficiary.

The designation, as well as the revocation and re-designation of a Beneficiary must be made in writing.

In the absence of any valid designation in accordance with the two preceding paragraphs, the persons who are the legal successors to the Holder of Personnel Stock Options under applicable law, will be deemed to be Beneficiaries.

In the event of several successors who are Beneficiaries, the Beneficiary will be all successors acting jointly, or, as the case may be, a person indicated by all successors acting jointly.

4.6.3 Retirement, disability or serious illness

In case the End of the Agreement with the Participant who is also Holder of Personnel Stock Options, occurs before the exercise of Personnel Stock Options, because of his legal retirement, disability or serious illness, the vested Personnel Stock Options remain exercisable at the time and in accordance with the terms and conditions set out in the issue conditions of the Personnel Stock Options. The Personnel Stock Options that are not vested at the time of the End of the Agreement, will lapse and be of no value, except if the Board of Directors, upon the End of the Agreement because of legal retirement, disability or serious illness, decides that all or part of the Personnel Stock Options that at the End of the Agreement are not yet vested, are deemed to be vested.

4.7 Non-transferability of the Personnel Stock Options

The Personnel Stock Options are not transferable, without prejudice, however, to Article 4.6.2.

4.8 Shares to which the Holder of Personnel Stock Options is entitled

4.8.1 Each Personnel Stock Option entitles the holder thereof to subscribe for one new Share of the Company. The obligation of the Company, upon the exercise of a Personnel Stock Option, to proceed to the issue of a new Share, lapses if, and as of the moment that, the Company, at its own discretion, within the period of time set out in Article 4.8.2 has proceeded, or has allowed a third party to proceed, to the sale of one existing Share of the Company at the Issue Price.

The transferability of the Shares acquired upon the exercise of a Personnel Stock Option is subject to the Articles of Association of the Company.

The Shares that are possibly issued upon the exercise of the Personnel Stock Options, will entitle the holder thereof to dividends as of the beginning of the financial year during which the Personnel Stock Options are exercised, or, in case the Personnel Stock Options are exercised at a time that the annual shareholders’ meeting has not yet decided on the allocation of the result of the preceding financial year, as of the beginning of the financial year preceding the financial year during which the Personnel Stock Options are exercised.

4.8.2 The Company will only be held, at its own discretion, to issue new Shares for the benefit of, or to sell or allow a third party to sell existing Shares to, the Holder of Personnel Stock Options upon the exercise of Personnel Stock Options provided that the requirements set out in Article 4.9 are fulfilled. Upon the Exercise of a Personnel Stock Option no fractions of Shares will be issued or sold.

The Company will no longer be held to issue new Shares upon the exercise of a Personnel Stock Option if, and as of the moment that, the Company, at its own discretion, within a period of ten working days as of the date of the exercise of the Personnel Stock Option has proceeded, or has allowed a third party to proceed, to the sale of one existing Share of the Company to the Holder of Personnel Stock Options who has exercised his Personnel Stock Option.

In the event of exercise of Personnel Stock Options: (i) new Shares will, in accordance with Article 591 of the Belgian Company Code, after the End of the relevant Exercise Period, be issued as soon as reasonably possible, taking into account: (a) the required administrative and company law formalities and (b) the period of ten working days during which the Company may proceed or allow a third party to proceed to the delivery of an existing Share; or (ii) existing Shares will be delivered as soon as reasonably possible, taking into account the required administrative and company law formalities, but in any event within a period of ten working days as of the end of the relevant Exercise Period.

After the issuance of new Shares upon the exercise of Personnel Stock Options, the Board of Directors will make the necessary arrangements in order to register such new Shares in the share registry of the Company in the name of the subscriber. If the Shares are listed on a stock market or other regulated market at the time of the issuance thereof, the Company will as soon as reasonably possible make the necessary arrangements for the admission to listing of the new Shares issued upon the exercise of the Personnel Stock Options.

The Company is entitled, at its own discretion, to postpone the delivery of the Shares, if such is necessary in order to comply with the provisions of any applicable law of any kind (e.g. registration obligations, if any).

4.9 Exercise procedure

An exercisable Personnel Stock Option will only be exercised validly if the Board of Directors will have received the following not later than the last day of the relevant Exercise Period:

(i)

a registered letter (with acknowledgement of receipt) sent to the registered offices of the Company and addressed to the Board of Directors indicating that Personnel Stock Options are exercised. The letter will expressly indicate the number of Personnel Stock Options exercised; and

(ii)	full payment of the Shares acquired upon Exercise of the Personnel Stock Options, by way of bank transfer to an account, the particulars of which will be communicated by the Company upon demand of the Holder of Personnel Stock Options; and

(iii)	in case the Personnel Stock Options are exercised by a person or persons other than the Participant, adequate evidence of the right of this person or these persons to exercise the Personnel Stock Option; and

(iv)	declarations and documents deemed necessary or desirable by the Board of Directors or its proxy holder for purposes of any applicable law or regulation, and the submission of which is requested by the Board of Directors or its proxy holder.

Regardless of the point in time during the Exercise Period at which the actions referred to above are performed, the Personnel Stock Options shall be deemed to be exercised on the last day of such Exercise Period.

4.10 Costs and taxes

Stamp duties, stock exchange taxes and other similar duties or taxes that may be due upon the exercise of the Personnel Stock Options and/or the acquisition of the Shares, will be borne by the Holder of Personnel Stock Options.

5. Modifications of the capital structure of the Company - reservation of rights

By way of deviation from Article 501 of the Belgian Company Code and without prejudice to the exceptions provided by law, the Company reserves the right to adopt any resolution that it deems necessary with respect to its capital, its Articles of Association or its management. Such resolutions may include, without limitation: a capital decrease (whether or not with repayment to the shareholders), a capital increase by way of incorporation of reserves whether or not combined with the creation of new Shares, a capital increase in kind, a capital increase in cash whether or not with limitation or cancellation of the shareholders’ preferential subscription right, an issue of shares of a new category, an issue of profit certificates, of convertible bonds, of preferential shares, of bonds cum warrant, of ordinary bonds or of securities such as Personnel Stock Options or other securities, an amendment to the provisions of the Articles of Association regarding the distribution of profits or the (net) proceeds of liquidation or other rights attached to the Shares, a stock split, a distribution of stock dividend, a winding-up of the Company, a legal merger, a legal de-merger or a contribution of a universality or of a branch whether or not combined with the exchange of shares. The Company may adopt such resolutions even if they (could) imply a reduction in the benefits conferred to the Holder of Stock Options by the issue terms of the Personnel Stock Options or the law, unless such a reduction is obviously the only purpose of such resolutions.

The Board of Directors may (without being obliged thereto, and without requiring the permission of the Holder of Personnel Stock Options thereto) decide in connection with a stock split or a combination of Shares that the number of Shares to be acquired upon the Exercise of the Personnel Stock Options will be adjusted in order that the Holder of Personnel Stock Options upon the exercise of the Personnel Stock Options will be able to acquire the same number of Shares as the number that he would eventually have acquired if he had exercised his Personnel Stock Options immediately prior the stock split or the combination of Shares and his Shares would thus have been subjected to the stock split or the combination of Shares.

In the event of a legal merger or de-merger, the Board of Directors shall make all reasonable efforts to obtain that the Personnel Stock Options that are still outstanding on the date of such transaction, will be replaced by warrants or securities such as personnel Stock Options in the merger company or in the split companies in accordance with the exchange ratio applied for the then existing Shares of the Company.

6. Exercise of the Personnel Stock Options in accordance with the law

In the event that the Holder of Personnel Stock Options exercises Personnel Stock Options pursuant to Article 501 of the Belgian Company Code, any tax consequences of such exercise will be borne by the Holder of Personnel Stock Options.

Article 501 of the Belgian Company Code provides: “in the event of a capital increase by way of a contribution in cash, all warrant holders may exercise their warrants, notwithstanding any provision to the contrary in the articles of association or in the issue terms, and may subscribe for the new issue, in so far as the existing shareholders have such right”. Also the holder of a Personnel Stock Option (instead of a warrant) enjoys such right.

7. Miscellaneous

7.1 Applicable law

The issue and exercise conditions of the Personnel Stock Options are governed by Belgian law.

7.2 Competent courts

Any dispute regarding the Personnel Stock Options or the issue and exercise conditions thereof may only be submitted to the courts of the registered offices of the Company.

7.3 Notifications

Any notification to the Holder of Personnel Stock Options will be made at the address mentioned in the registry of Holders of Personnel Stock Options.

Any notification to the Company, the Board of Directors or its proxy holder will be made validly by way of a registered letter addressed to the registered offices of the Company.

Any notification will be deemed to be received three working days after the date of the postmark of the registered letter. Changes of address must be notified in accordance with this Article 7.3.

7.4 Relation to the Employment Agreement, the agreement as Consultant or the office of Director

Notwithstanding any provision hereof, the rights and obligations of any person as determined by the terms of his/her Employment Agreement or agreement as Consultant or office of Director will not be affected because he/she is a Participant. Participants will not be entitled to an indemnification upon termination of their office or agreement, for any reason, to the extent that such rights would arise or may arise out of the termination of the rights that he/she would have or the claims that he/she could make with respect to the exercise of the Personnel Stock Options in accordance with the issue and exercise conditions thereof because of the termination of such office or agreement or on the basis of the loss or decrease in value of the rights or benefits.